# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Poseida Therapeutics, Inc., CIK 0001661460
CUSIP: 73730P108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9390 Towne Centre Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-011207
Filed by CIK 0001685138

## Reporting persons
- Malin Life Sciences Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Malin Corporation plc: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Poseida Therapeutics, Inc.
Address of issuer's principal executive offices: 9390 Towne Centre Drive, Suite 200, San Diego, California 92121

## Item 2. Person Filing
Name of person filing: Malin Life Sciences Holdings Limited; Malin Corporation plc
Address of principal business office or, if none, residence: The Lennox Building, 50 Richmond Street South, Dublin, Ireland L2 D02 FK02
Citizenship: Ireland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Items 5-9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Malin Life Sciences Holdings Limited: /s/ Fiona Dunlevy, Fiona Dunlevy, Company Secretary (01/15/2025)
- Malin Corporation plc: /s/ Fiona Dunlevy, Fiona Dunlevy, Company Secretary (01/15/2025)